                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No.  )*

                         AT&T Capital Corporation
                    _________________________
                             (Name of Issuer)

                       Common Shares, $.01 par value
                  _____________________________
                      (Title of Class of Securities)

                                 00206J100
                          _____________
                          (CUSIP Number)


    Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See
Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00206J100

     (1)  NAMES OF REPORTING PERSONS/S.S. OR I.R.S.
IDENTIFICATION
          NOS. OF ABOVE PERSONS:

          AMERICAN TELEPHONE AND TELEGRAPH COMPANY
          IRS #13-4924710

     2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)

          (a)
          (b)

     3)   SEC USE ONLY

     4)   CITIZENSHIP OR PLACE OF ORGANIZATION:
          STATE OF NEW YORK

     NUMBER OF           (5)  SOLE VOTING POWER:  40,250,000
     SHARES BENE-
     FICIALLY            (6)  SHARED VOTING POWER:  NONE
     OWNED BY
     EACH REPORT-        (7)  SOLE DISPOSITIVE POWER:  40,250,000
     ING PERSON
     WITH                (8)  SHARED DISPOSITIVE POWER:  NONE

     9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON:  40,250,000

     10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)

     11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  85.9%

     12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO


     Item 1(a).  Name of Issuer:  AT&T Capital Corporation, a
                 Delaware Corporation

     Item 1(b).  Address of Issuer's Principal Executive Offices:
                 44 Whippany Road, Morristown, N.J.  07962-1983

     Item 2(a).  Name of Person Filing:  American Telephone and
                 Telegraph Company

     Item 2(b).  Address of Principal Business Office or, if
                 None, Residence:  32 Avenue of the Americas, New
                 York, New York 10013-2412

     Item 2(c).  Citizenship:  State of New York

     Item 2(d).  Title of Class of Securities:  Common Shares,
                 $.01 par value

     Item 2(e).  CUSIP Number:  00206J100

     Item 3.     Not Applicable to reporting person.

     Item 4.     Ownership

          (a)  Amount beneficially owned:  40,250,000

          (b)  Percent of class:  85.9%

          (c)  Number of shares as to which such person has:
          (i)  Sole power to vote or direct the vote:  40,250,000
          (ii) Shared power to vote or direct vote:  None
          (iii)Sole power to dispose or to direct the disposition
               of:  40,250,000
          (iv) Shared power to dispose or to direct disposition of: None

     Item 5.   Ownership of Five Percent or Less of a Class.
               Not applicable to reporting person

     Item 6.   Ownership of More than Five Percent on Behalf of
               Another Person. Not applicable to reporting person

     Item 7.   Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Pursuant to Rule 13d-1(c) description of relevant subsidiaries:

               AT&T Capital Holdings, Inc., a direct wholly owned subsidiary of the reporting person (6,037,500 or 12.9% of the common shares of this issuer), and AT&T Credit Holdings, Inc., an indirect wholly owned subsidiary of the reporting person (34,212,500 or 73% of the common shares of the issuer).

     Item 8. Identification and Classification of Members of the Group. Not applicable to reporting person.

     Item 9. Notice of Dissolution of Group. Not applicable to reporting person.

     Item 10. Certification. Not applicable to reporting person.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                   January 24, 1994
                                   --------------------------
                                             (Date)

                                   S. L. Prendergast
                                   --------------------------
                                           (Signature)

                                   Vice President and Treasurer
                                   --------------------------
                                         (Name and Title)